Exhibit 12f

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403
Total earnings, as defined	$190,069	$182,004	$183,856	$111,594	$145,185

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317
Rental interest factor	801	955	1,036	962	1,086
Total fixed charges	$61,394	$62,969	$58,833	$64,964	$61,403

Preferred stock dividends - gross up Idaho
Power rate	8,275	8,133	9,564	9,033	4,456

Total combined fixed charges
and preferred dividends	$69,669	$71,102	$68,397	$73,997	$65,859

Ratio of earnings to fixed charges	2.73x	2.56x	2.69x	1.51x	2.20x